September 10, 2008

Karl Hiller,
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Kiwa Bio-Tech Products Group Corporation
Form 10-KSB/A1 for Fiscal Year Ended December 31, 2007
File No. 000-33167

Dear Mr. Hiller:

Kiwa Bio-Tech Products Group Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated August 29, 2008 (the “Comment Letter”) addressed to Mr. Lianjun Luo, Chief Financial Officer of the Company, relating to the Company’s Form 10-KSB/A1 for fiscal year ended December 31, 2007 (the “Form 10-KSB/A1”) filed with the Commission on August 6, 2008.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and set for our response thereunder.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 2

COMMENT:

1.
We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

RESPONSE:

The Company takes note of the Staff’s comment requesting factors the Company considers in concluding that its disclosure controls and procedures are effective in light of its failure to provide management’s report on internal control over financial reporting in its 10-KSB.

In reviewing whether the failure to include its report on financial controls affected management’s conclusion regarding disclosure controls, management again reviewed all of the Company’s disclosure controls and procedures with respect to whether such controls and procedures are designed to ensure that information required to be disclosed by the Company in its reports filed with the Commission is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. As part of its review, management reviewed its internal controls over financial reporting, which review is based on the COSO framework. This review entailed a review of the Company’s Enterprise Resources Planning System (the “ERP System”), which was implemented in 2003. Since 2003, taking advantage of the ERP System’s unified database and internet accessibility, accounting staff from each subordinate accounting entity have recorded transactions and processed relevant information into the ERP System in a real-time manner. Management is able to utilize financial data available anytime from the ERP system for their operational analysis, control activities and disclosure purposes.

In addition to reviewing the ERP System, management reviewed the Company’s practices and procedures regarding oversight of daily operations by the Chief Executive Officer and the Chief Financial Officer. The Chief Executive Officer and Chief Financial Officer are responsible for approval of all the transactions at headquarter level, and also have participated directly in the approvals of material transactions at subsidiary level subject to transaction amount or nature. The headquarter accounting staff, sometimes accompanied by the Chief Financial Officer, audit each subordinate accounting entity periodically to ensure their compliance to both internal and external rules and regulations.

The Company’s staff in charge of quarterly and annual reports, including the Chief Financial Officer himself, obtains financial data directly from the ERP System and collects corresponding support documents. The Chief Financial Officer supervises all data summarization, GAAP translation and the reporting process by reviewing in person all the working papers, supporting documents and final versions as well as filing schedule. Before finalizing reports, all members of management and the Board of Directors review them.

In considering the failure to include management’s report on internal control over financial reporting in the Company’s 2007 10-KSB, management reviewed the Company’s system of educating its personnel regarding changing SEC requirements and its manner of communicating with its outside counsel. It took note that as part of its education program, the Company’s independent auditor conducted a seminar in 2007 with all Company accounting staff, middle-level employees and senior management which focused on the COSO internal control framework and SEC related rules and regulations. Management also reviewed the qualifications of its staff, and took note that its Chief Financial Officer is a China Certified Public Accountant and also a China lawyer who regularly educates himself on applicable SEC and accounting rules and also updates, and regularly communicates with its outside counsel.

In conducting its review, management took into consideration that the Company is a small company that operates on a centralized basis with less complex business processes, generally little change in such processes, with close oversight by senior management.

Based on all of the foregoing factors, management determined that, although a new SEC requirement was misinterpreted in this case, resulting in a failure to include management’s report on internal control over financial reporting in the Company’s 2007 10-KSB, a change in controls and procedures was not warranted and, overall, the Company’s disclosure controls and procedures are effective.

We hope this response addresses the Staff’s further inquiry. If it may be helpful please feel free to contact our attorney, Carter Mackley of K&L Gates LLP, at (206) 370-7602.

Very truly yours, Kiwa Bio-Tech Products Group Corporation By: /s/ Lianjun Luo Lianjun Luo Chief Financial Officer

cc:	Joanna Lam Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549	Carter Mackley, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, WA 98104